UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 27, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 8 dated July 27, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 27, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 8, 2005
July 27, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC GOLD TO START DRILLING AT HC IN NEVADA'S BATTLE MOUNTAIN TREND

J-Pacific Gold Inc. ("J-Pacific") is pleased to report that it has commenced a reverse circulation drilling program on its HC Project in the Pipeline-Cortez area of the Battle Mountain-Eureka Gold Trend in northeastern Nevada. HC is proximal to the successful Cortez Joint Venture (Placer Dome/Kennecott) area, which includes the recently discovered Cortez Hills, Pediment and ET Blue deposits, as well as the Pipeline, South Pipeline, Gold Acres and Cortez Mines. The Battle Mountain-Eureka Gold Trend has published reserves and past production of over 20,000,000 ounces of gold, and is one of the major loci of gold exploration in Nevada.

The drilling program will consist of five reverse circulation holes to depths of approximately 1500 feet (455 metres) to test a strong geochemical anomaly associated with a northwest trending fault. The primary target is gold-bearing breccias developed at a buried formation contact (Webb-Devil's Gate) along the upthrown eastern side of this "feeder" structure.

Jipangu Inc. of Tokyo, Japan is funding exploration at the HC Project in partial fulfillment of an option to a joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common.

Mr. Dana Durgin C.P.G., of Reno Nevada, a qualified person as defined by NI 43-101, has been retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.